Filed Pursuant to Rule 433 Registration Statement Nos. 333-214764 333-214764-01 November 29, 2017

FINAL TERM SHEET

Dated November 29, 2017

AXIS Specialty Finance PLC

$350,000,000 4.000% Senior Notes due 2027

Fully and Unconditionally Guaranteed by

AXIS CAPITAL HOLDINGS LIMITED

This term sheet should be read together with AXIS Specialty Finance PLC’s preliminary prospectus supplement dated November 27, 2017 to the prospectus dated November 22, 2016

Issuer:	AXIS Specialty Finance PLC
Guarantor:	AXIS Capital Holdings Limited
Guarantee:	Fully and unconditionally guaranteed by AXIS Capital Holdings Limited
Ranking:

Senior unsecured obligations of AXIS Specialty Finance PLC, ranking equally with all outstanding and future unsecured and senior debt of AXIS Specialty Finance PLC, subject to the provision set forth in “Description of the Notes and the Guarantees—Ranking” in the preliminary prospectus supplement

Trade Date:	November 29, 2017
Settlement Date:	December 6, 2017 (T+5)(1)
Anticipated Ratings (Moody’s / S&P):(2)	Baa1 / A-
Interest Payment Dates:	Semi-annually on June 6 and December 6 of each year, commencing on June 6, 2018
Day Count Convention:	30 / 360
Security Type:	SEC Registered
Security:	4.000% Senior Notes due 2027 (the “Notes”)
Principal Amount:	$350,000,000
Issue Price:	99.780%
Gross Underwriting Discount:	0.650%
Maturity Date:	December 6, 2027
Treasury Benchmark:	2.250% due November 15, 2027
Treasury Benchmark Price; Yield:	98-28; 2.377%
Spread to Treasury Benchmark:	+165 basis points
Yield to Maturity:	4.027%
Coupon:	4.000%

Optional Redemption:

Subject to certain regulatory requirements, at any time and from time to time prior to September 6, 2027, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the “make-whole” redemption price (calculated using a discount rate based on the applicable Treasury rate plus 25 basis points), plus accrued and unpaid interest.

Subject to certain regulatory requirements, at any time and from time to time on or after September 6, 2027, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Any redemption or repurchase of the notes is subject to certain conditions as set forth in “Description of Notes and the Guarantees—Regulatory Consent to Certain Redemptions” in the preliminary prospectus supplement.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.
Senior Co-Managers:	BMO Capital Markets Corp. ING Financial Markets LLC Lloyds Securities Inc.
Junior Co-Managers:	RBC Capital Markets, LLC RBS Securities Inc.
CUSIP / ISIN:	05464HAC4 / US05464HAC43

(1) The Issuer expects that delivery of the notes will be made against payment therefor on or about December 6, 2017, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

(2) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Barclays Capital Inc. toll-free at 888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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